MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present Celgosivir Synergy Data at the 13th International Meeting of Hepatitis C Virus & Related Viruses

Vancouver, BC, CANADA & San Diego, CA, USA – August 29, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, will discuss recent scientific studies with celgosivir, an oral, first-in-class, alpha-glucosidase I inhibitor in phase II clinical development for the treatment of hepatitis C virus (HCV), at the 13th International Meeting of Hepatitis C Virus & Related Viruses. Dominique Dugourd, Ph.D., Project Leader, Microbiology at MIGENIX, will present a poster entitled “Investigation of the Synergistic Interactions of the Alpha-Glucosidase I Inhibitor Celgosvir with Various Interferons” on Tuesday, August 29th from 19:30-21:00 in the Mezzanine Foyer of the Cairns Convention Centre in Cairns, Australia.

The poster shows that celgosivir demonstrates synergy in a surrogate model of HCV when combined with seven types of interferon. Based on synergy volume data, the combinations of celgosivir with interferon were more synergistic than the interferon plus ribavirin combinations. A copy of the poster is available at www.migenix.com/tech_pub.html.

“These data support our rationale that celgosivir can improve therapy for HCV patients when used with both today’s standard of care (peginterferon in combination with ribavirin) and in emerging drug combinations being developed to address current therapeutic limitations” said Dr. Jacob Clement, Chief Science Officer at MIGENIX.

About Celgosivir

Celgosivir is an alpha-glucosidase I inhibitor and is currently the only oral anti-HCV drug in clinical development that acts on host-directed glycosylation. In preclinical studies, celgosivir has demonstrated strong synergy with interferon-alpha (with or without ribavirin) and other drugs in development for the treatment of HCV (e.g. polymerase inhibitors) and has the potential to be included as part of a combination therapeutic approach to improve efficacy. A phase IIb study in HCV genotype 1 non-responder patients is investigating the benefit of adding celgosivir 400mg daily to: (i) the current standard of care treatment consisting of peginterferon alpha-2b  and ribavirin (3-way combination); or (ii) peginterferon alpha-2b  alone (2-way combination). This study is described in a June 15, 2006 press release when the study had been fully enrolled (n=57 patients). Twelve-week results of efficacy, safety, and tolerability of the study are expected in October or November 2006.

About HCV

HCV, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World Health Organization estimates that 170 million individuals have chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for chronic hepatitis C is pegylated interferon combined with ribavirin, which fails to provide a satisfactory outcome for approximately 50% of patients infected with HCV genotype 1.  In addition, these drugs can cause significant side effects that limit tolerance to therapy, or a frequent lack of sustained treatment response.

MIGENIX Inc. – NEWS RELEASE – August 29, 2006                                                            Page 2 of 2

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations.

Forward-looking statements or information in this news release include, but are not limited to statements or information concerning: celgosivir phase IIb non-responder combination therapy results (efficacy, safety, and tolerability) in October or November 2006.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; the possibility that the results of our clinical trials will not establish the safety or efficacy of our products; dependence on key personnel; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.